Exhibit 12.1

Range Resources Corporation
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Six Months
	Ended
	June 30,
	2004	2003	2002	2001	2000	1999	1998
EARNINGS:
Income before provision for incomes taxes	$23,575	$49,413	$22,408	$17,257	$35,004	$(22,772)	$(229,618)
Add: Fixed charges	9,039	22,693	23,715	32,732	40,475	47,436	40,840

Total earnings	$32,614	$72,106	$46,123	$49,989	$75,479	$24,664	$(188,778)

FIXED CHARGES:
Interest expense	$8,567	$22,165	$23,153	$32,179	$39,953	$47,085	$40,642
Amortization of debt issuance costs (1)
Interest portion of rental expense	472	528	562	553	522	351	198

Total fixed charges	$9,039	$22,693	$23,715	$32,732	$40,475	$47,436	$40,840

Ratio of earnings to fixed charges	3.6	3.2	1.9	1.5	1.9	0.5	(4.6)

(1)	Amortization of debt issuance costs is included in interest expense.

For the year ended December 31, 1999 and 1998, earnings were inadequate to cover fixed charges by $22.8 million and $229.6 million, respectively.